Exhibit 99.4

Fact Sheet

Revenue Growth - Q4 24

	Reported	CC
QoQ growth (%)	-2.1%	-2.2%
YoY growth (%)	0.2%	0.0%

Revenues by Business Segments

(in %)

	Quarter ended			YoY Growth
	Mar 31, 2024	Dec 31, 2023	Mar 31, 2023	Reported	CC
Financial services	26.4	27.8	28.9	(8.4)	(8.5)
Retail	14.3	14.6	14.8	(3.0)	(3.7)
Communication	12.3	11.4	11.8	4.7	4.5
Energy, Utilities, Resources & Services	13.4	13.2	12.9	3.9	3.3
Manufacturing	14.7	14.9	13.5	9.0	8.7
Hi-Tech	8.7	7.7	8.0	9.8	9.7
Life Sciences	7.3	7.6	7.2	1.9	1.0
Others	2.9	2.9	2.9	(2.7)	0.5
Total	100.0	100.0	100.0	0.2	0.0

Revenues by Client Geography

(in %)

	Quarter ended			YoY Growth
	Mar 31, 2024	Dec 31, 2023	Mar 31, 2023	Reported	CC
North America	59.6	59.0	61.0	(2.1)	(2.2)
Europe	28.6	28.2	27.0	6.5	4.9
Rest of the world	9.6	10.4	9.4	1.6	4.5
India	2.2	2.4	2.6	(16.1)	(15.4)
Total	100.0	100.0	100.0	0.2	0.0

Client Data

	Quarter ended
	Mar 31, 2024	Dec 31, 2023	Mar 31, 2023
Number of Clients
Active	1,882	1,872	1,872
Added during the period (gross)	98	88	115
Number of Million dollar clients*
1 Million dollar +	959	944	922
10 Million dollar +	315	308	298
50 Million dollar +	83	82	75
100 Million dollar +	40	40	40
Client contribution to revenues
Top 5 clients	13.6%	13.4%	13.0%
Top 10 clients	20.4%	20.0%	20.1%
Top 25 clients	34.3%	33.7%	34.7%
Days Sales Outstanding*	71	72	62

*	LTM (Last twelve months) Revenues

Effort & Utilization – Consolidated IT Services

(in %)

	Quarter ended
	Mar 31, 2024	Dec 31, 2023	Mar 31, 2023
Effort
Onsite	24.2	24.4	24.6
Offshore	75.8	75.6	75.4
Utilization
Including trainees	82.0	81.7	76.9
Excluding trainees	83.5	82.7	80.0

Employee Metrics

(Nos.)

	Quarter ended
	Mar 31, 2024	Dec 31, 2023	Mar 31, 2023
Total employees	317,240	322,663	343,234
S/W professionals	299,814	304,590	324,816
Sales & Support	17,426	18,073	18,418
Voluntary Attrition % (LTM - IT Services)	12.6%	12.9%	20.9%
% of Women Employees	39.3%	39.3%	39.4%

Cash Flow

In US $ million

	Quarter ended
	Mar 31, 2024	Dec 31, 2023	Mar 31, 2023
Free cash flow (1)	848	665	713
Consolidated cash and investments (2)	4,676	3,903	3,807

In crore

	Quarter ended
	Mar 31, 2024	Dec 31, 2023	Mar 31, 2023
Free cash flow (1)	7,032	5,548	5,844
Consolidated cash and investments (2)	39,005	32,476	31,286

(1)	Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS (Non-IFRS measure)

(2)	Consolidated cash and investments comprise of cash and cash equivalents, current and non-current investments excluding investments in equity and preference shares, unquoted compulsorily convertible debentures and others (Non-IFRS measure)

Consolidated statement of Comprehensive Income for three months ended,

(Extracted from IFRS Financial Statement)

In US $ million, except per equity share data

Particulars	Mar 31, 2024	Mar 31, 2023	Growth % YoY	Dec 31, 2023	Growth % QoQ
Revenues	4,564	4,554	0.2%	4,663	-2.1%
Cost of sales	3,219	3,164	1.7%	3,274	-1.7%
Gross Profit	1,345	1,390	-3.2%	1,389	-3.2%
Operating Expenses:
Selling and marketing expenses	209	202	3.5%	204	2.5%
Administrative expenses	219	231	-5.2%	229	-4.4%
Total Operating Expenses	428	433	-1.2%	433	-1.2%
Operating Profit	917	957	-4.2%	956	-4.1%
Operating Margin %	20.1	21.0	-0.9%	20.5	-0.4%
Other Income, net(1)(2)	315	72	337.5%	79	298.7%
Profit before income taxes	1,232	1,029	19.7%	1,035	19.0%
Income tax expense(2)	273	284	-3.9%	301	-9.3%
Net Profit (before minority interest)	959	745	28.7%	734	30.6%
Net Profit (after minority interest)	958	744	28.7%	733	30.7%
Basic EPS ($)(2)	0.23	0.18	28.8%	0.18	30.6%
Diluted EPS ($)(2)	0.23	0.18	28.8%	0.18	30.5%
Dividend Per Share ($)(3)(4)	0.24	0.21	14.3%	–	–

Consolidated statement of Comprehensive Income for year ended,

(Extracted from IFRS Financial Statement)

In US $ million, except per equity share data

Particulars	Mar 31, 2024	Mar 31, 2023	Growth %
Revenues	18,562	18,212	1.9%
Cost of sales	12,975	12,709	2.1%
Gross Profit	5,587	5,503	1.5%
Operating Expenses:
Selling and marketing expenses	842	776	8.5%
Administrative expenses	911	902	1.0%
Total Operating Expenses	1,753	1,678	4.5%
Operating Profit	3,834	3,825	0.2%
Operating Margin %	20.7	21.0	-0.3%
Other Income, net(1)(2)	512	300	70.7%
Profit before income taxes	4,346	4,125	5.4%
Income tax expense(2)	1,177	1,142	3.1%
Net Profit (before minority interest)	3,169	2,983	6.2%
Net Profit (after minority interest)	3,167	2,981	6.2%
Basic EPS ($)(2)	0.77	0.71	7.3%
Diluted EPS ($)(2)	0.76	0.71	7.3%
Dividend Per Share ($)(3)(4)	0.46	0.41	12.2%

(1)	Other income is net of Finance Cost

(2)	Includes interest income (pre-tax) of $232Mn and reversal of net tax provisions amounting to $5Mn on account of orders received under sections 250 & 254 of the Income Tax Act, 1961, from the Income Tax Authorities in India for certain assessment years. This has resulted in a positive impact on the consolidated Basic and Diluted EPS by approximately $0.06 for the quarter and year ended March 31, 2024

(3)	USD/INR exchange rate of 83.41 considered for Q4’24

(4)	Dividend excludes special Dividend of $0.10 per share

Consolidated statement of Comprehensive Income for three months ended,

(Extracted from IFRS Financial Statement)

In crore, except per equity share data

Particulars	Mar 31, 2024	Mar 31, 2023	Growth % YoY	Dec 31, 2023	Growth % QoQ
Revenues	37,923	37,441	1.3%	38,821	-2.3%
Cost of sales	26,748	26,011	2.8%	27,253	-1.9%
Gross Profit	11,175	11,430	-2.2%	11,568	-3.4%
Operating Expenses:
Selling and marketing expenses	1,735	1,659	4.6%	1,700	2.1%
Administrative expenses	1,819	1,894	-4.0%	1,907	-4.6%
Total Operating Expenses	3,554	3,553	0.0%	3,607	-1.5%
Operating Profit	7,621	7,877	-3.2%	7,961	-4.3%
Operating Margin %	20.1	21.0	-0.9%	20.5	-0.4%
Other Income, net(1)(2)	2,619	589	344.7%	658	298.0%
Profit before income taxes	10,240	8,466	21.0%	8,619	18.8%
Income tax expense(2)	2,265	2,332	-2.9%	2,506	-9.6%
Net Profit (before minority interest)	7,975	6,134	30.0%	6,113	30.4%
Net Profit (after minority interest)	7,969	6,128	30.0%	6,106	30.5%
Basic EPS ()(2)	19.25	14.79	30.2%	14.76	30.5%
Diluted EPS ()(2)	19.22	14.77	30.2%	14.74	30.5%
Dividend Per Share ()(3)	20.00	17.50	14.3%	–	–

Consolidated statement of Comprehensive Income for year ended,

(Extracted from IFRS Financial Statement)

In crore, except per equity share data

Particulars	Mar 31, 2024	Mar 31, 2023	Growth %
Revenues	153,670	146,767	4.7%
Cost of sales	107,413	102,353	4.9%
Gross Profit	46,257	44,414	4.1%
Operating Expenses:
Selling and marketing expenses	6,973	6,249	11.6%
Administrative expenses	7,537	7,260	3.8%
Total Operating Expenses	14,510	13,509	7.4%
Operating Profit	31,747	30,905	2.7%
Operating Margin %	20.7	21.1	-0.4%
Other Income, net(1)(2)	4,241	2,417	75.5%
Profit before income taxes	35,988	33,322	8.0%
Income tax expense(2)	9,740	9,214	5.7%
Net Profit (before minority interest)	26,248	24,108	8.9%
Net Profit (after minority interest)	26,233	24,095	8.9%
Basic EPS ()(2)	63.39	57.63	10.0%
Diluted EPS ()(2)	63.29	57.54	10.0%
Dividend Per Share ()(3)	38.00	34.00	11.8%

(1)	Other income is net of Finance Cost

(2)	Includes interest income (pre-tax) of 1,933 crores and reversal of net tax provisions amounting to 38 crores on account of orders received under sections 250 & 254 of the Income Tax Act, 1961, from the Income Tax Authorities in India for certain assessment years. This has resulted in a positive impact on the consolidated Basic and Diluted EPS by approximately 4.76 for the quarter and year ended March 31, 2024

(3)	Dividend excludes special Dividend of 8.00 per share

As the quarter and year ended figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarter might not always add up to the year ended figures reported in this statement.